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Shareholder Rebuttal to Costco Wholesale Corporation’s Opposition Statement Regarding a Report on Prison Labor in the Supply Chain

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Costco Wholesale Corporation

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Costco shareowners are encouraged to vote FOR resolution #7:

RESOLVED: Shareholders of Costco urge the Board of Directors to produce an annual report to shareholders, at reasonable cost and omitting proprietary information, regarding information known to the company regarding supplier compliance with the company’s Global Policy on Prison Labor.

Overview

The Proponent believes that the Company and shareholders must consider the potential impacts on the Company associated with the presence of any prison labor in its supply chain. With over 2 million people incarcerated in the United States alone, our Company must responsibly address both the business risk and ethical issues of profiting from prison labor. Prisoner advocates often refer to prison labor as slave labor, especially since Black and Hispanic individuals continue to be vastly overrepresented in U.S. prisons.1 The Proponent applauds the Company for setting forth several policy advances in its Global Policy on Prison Labor and for performing audits as disclosed in the proxy statement; however, we believe that our Company could go further in providing much-needed industry leadership and better management of reputational risks.

Given the risks associated with prison labor, the Proponent believes that shareholders would be best served by a commitment from the Company to annually report the results of these audits. The information disclosed in the Company opposition statement provides data the Proponent feels is crucial for shareholders to use in identifying the level of risk the Company faces related to its exposure to prison labor.

1 http://www.pewresearch.org/fact-tank/2018/01/12/shrinking-gap-between-number-of-blacks-and-whites-in-prison/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 7 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

Exposure to what some call “modern American slavery” poses a risk to our business.

In the opinion of the Proponent, every company that identifies correctional industries in its supply chain should disclose to shareholders on a regular basis regarding how the company is managing that risk. While the Proponent appreciates Costco’s current disclosure in the proxy regarding the results of its audits, there are no indications that the Company intends to regularly disclose this information for shareholders and consumers to examine on a yearly basis.

Research shows that national concern about the American criminal justice system is vast across “all political parties, regions, age, gender, and racial/ethnic groups.”2 In general, American consumers believe that our criminal justice system needs reform and that too many people are incarcerated. While little data exists about public opinion of prison labor specifically, the Proponent has identified numerous incidents in which public knowledge of prison labor was detrimental to the company or its brand.

Even limited identified instances of prison labor in the supply chain could pose a risk for shareholders for decades. For example, Victoria’s Secret is still trying to distance its brand name from the 1990’s incident in which a supplier used inmate labor to sew garments, causing substantial controversy and embarrassment to the company.3 Despite the fact that the brand’s owner insists4 that no further prison labor has been used to make its products, Victoria’s Secret still remains on numerous websites that report lists of companies that are using prison labor to produce products. At least one website refers to Victoria’s Secret as one of the companies that are “supporting modern American slavery.”5 Decades after the incident, Victoria’s Secret simply cannot succeed at eliminating this scandal from society’s collective memory. More recently, Wal-Mart experienced “community uproar” when it used inmate labor to build a distribution center in Wisconsin.6 In 2015, another food retailer, Whole Foods, experienced significant backlash for selling goat cheese made from prisoner-produced milk and inmate-farmed tilapia when a protest broke out at one of its stores in Texas in 2015.7

Costco leadership on this issue may bring improved shareholder value.

The Proponent applauds the Company for setting forth several minimum standards in its Global Policy on Prison Labor (“the Policy”). These include a requirement that correctional workers must voluntarily consent to work, and that the person’s gross wage paid shall be the same wage as a non-incarcerated person for the same type of work in the same geographic area (often known as “prevailing wage”). The Policy also requires that the information be verifiable by third party audits. In the opinion of the Proponent, these practices are crucial first steps in ensuring that incarcerated individuals working for suppliers to our stores are paid fairly, treated respectfully, and choose to work of their own volition. The Proponent suggests that the Company consider enhancing its Policy by requiring other improvements such as job-matching programs upon release, career counseling, and specialized sensitivity training for supervisors. In the opinion of the Proponent, continued leadership on this issue through improved annual reporting and enriched Policy guidelines may protect shareholder value from risks associated with prison labor.

2 Pew Survey: “Public Opinion on Sentencing and Corrections Policy in America.” Pew Trusts. http://www.pewtrusts.org/~/media/assets/2012/03/30/pew_nationalsurveyresearchpaper_final.pdf

3 Caroline Winter. “What Do Prisoners Make for Victoria’s Secret?” Mother Jones. July/August 2008 Issue. https://www.motherjones.com/politics/2008/07/what-do-prisoners-make-victorias-secret/

4 “Labor From Correctional Institutions/Prisons” L Brands. Accessed Feb 27, 2018. https://www.lb.com/media/our-responses/labor-from-correctional-institutions-prisons?print=true

5 “50 Companies Supporting Modern American Slavery.” Caged Bird Magazine. March 28, 2017. www.cagedbirdmagazine.com/single-post/2017/03/28/50-Companies-Supporting-Modern-American-Slavery

6 Caroline Winter. “What Do Prisoners Make for Victoria’s Secret?” Mother Jones. July/August 2008 Issue. https://www.motherjones.com/politics/2008/07/what-do-prisoners-make-victorias-secret/

7 Allison Aubrey. “Whole Foods Says It Will Stop Selling Foods Made With Prison Labor.” NPR. September 30, 2015. https://www.npr.org/sections/thesalt/2015/09/30/444797169/whole-foods-says-it-will-stop-selling-foods-made-by-prisoners

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

The requested reporting is not cumbersome.

The Proponent believes that the requested reporting does not impose unnecessary reporting obligations on the Company. In fact, the Proponent attests that the reporting the Company has completed and disclosed in its proxy opposition statement illustrates that annual reporting of similar metrics would not be overly burdensome. Annual reporting of its prison labor audit results would improve shareholder ability to assess potential risk and benefits of the Company’s involvement with suppliers that use incarcerated individuals for production or harvesting of products we sell to our customers.

Shareholder vote in favor will encourage regular reporting to shareholders.

Management has disclosed limited reporting in its proxy statement regarding identified instances of prison labor in the corporate supply chain, yet the Proponent sees no indication that Management intends to continue these disclosures in the future. The Proponent appreciates Management’s willingness to disclose these audit results and believes that shareholders value continued transparency on an issue that could affect shareholder value. The Proponent feels that shareholder support of shareholder proposal #7 will support Company management’s intentions to conduct these audits, give management more clout as it approaches its suppliers to enforce the Global Policy on Prison Labor, and encourage continued disclosures to shareholders.

Conclusion:

The Proponent believes that this proposal is in the best interest of the company because it supports the Company’s current reporting, and seeks to ameliorate the many risks associated with prison labor. A vote in favor of this proposal is not binding, but would rather encourage and support the Company in its pursuit of more appropriate conduct by suppliers using prison labor.

We urge you to vote “FOR” proxy item #7. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: January 2, 2019

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc. Funded Pension Plan, one of the filers of the Proposal.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM